UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASCENT SOLAR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043635408

(CUSIP Number)

August 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Bellarine Enterprise Ltd IRS Identification No. of Above Person (Entities Only)(1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 750,000,000* (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 750,000,000* (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000,000* (See Item 4)

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9: 8.00% (See Item 4)

12.	Type of Reporting Person CO

(1)  Bellarine Enterprise Ltd is incorporated in the British Virgin Islands and does not have an I.R.S. identification number.

Item 1
	(a)	Name of Issuer: Ascent Solar Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 12300 Grant Street Thornton, Colorado 80241

Item 2
(a)

Name of Person Filing:
This statement is filed by Bellarine Enterprise Ltd, a corporation organized under the laws of the British Virgin Islands (“Bellarine”) with respect to shares of common stock that are beneficially owned by Bellarine due to its ownership of (i) Issuer’s shares of common stock and (ii) a warrant exercisable for Issuer’s shares of common stock.

Bellarine is an investment holding company.

Madison LIN (“LIN”) is the sole owner and sole director of Bellarine.

(b)

Address of Principal Business Office, or, if none, Residence:
The address of the principal business office of Bellarine and LIN is:

Ellen Skelton Building, 4th Floor

3076 Sir Francis Drake Highway

Road Town

Tortola, BVI  VG1110

	(c)	Citizenship: Bellarine is a corporation organized under the laws of the British Virgin Islands. LIN is a citizen of Guinea Bissau.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 043635408

Item 3:	If this statement if filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	b.	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	c.	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	d.	☐	Investment company registered under Section 8 of the Investment Company Act.
	e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	h.	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	i.	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See item 9 of cover page.
(b) Percent of class: See item 11 of cover page.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

See items 5-8 of cover page.

On August 10, 2017, Bellarine and the Issuer entered into a redemption agreement relating to certain shares of Issuer’s convertible preferred stock owned by Bellarine.  Pursuant to the redemption agreement, Issuer issued 500,000,000 shares of common stock to Bellarine in redemption of the outstanding convertible preferred stock.

Pursuant to the redemption agreement, Issuer also issued to Bellarine a warrant to purchase 250,000,000  shares of Issuer’s common stock.  The warrant will be exerciseable, at a fixed exercise price of $0.003, on the issuance date through the first anniversary of the issuance date.  The warrant may not be exercised if, after giving effect to the exercise, the holder of the warrant, together with its affiliates, would beneficially own in excess of 9.99% of the outstanding shares of Issuer’s common stock

Accordingly, Bellarine has beneficial ownership of 750,000,000 shares of Common Stock.  Such shares would result in beneficial ownership of 8.00% ownership of the Company’s Common Stock, based on (i) 8,625,814,462 shares of Common Stock outstanding as of August 16, 2017 and (ii) including as outstanding all of the shares issuable in connection with the warrant.

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:   ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8:	Identification and Classification of Members of the Group.
Not Applicable.

Item 9:	Notice of Dissolution of Group.
Not Applicable.

Item 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2017	BELLARINE ENTERPRISE LTD

	By:	/s/ Madison LIN
Names: Madison LIN
Its: Authorised Signatory